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EIMO OYJ STOCK EXCHANGE RELEASE 01.11.2000 AT 12:30                        1 (1)

CORRECTION TO STOCK EXCHANGE RELEASE 1 NOVEMBER AT 9:00

As can be interpreted from the context, the sentence reading

"In exchange for their collective ownership interest of 65% in CIM Precision Molds, Mr. Lai and Mr. Woo contributed to CIM their total holding of 56.9% of the outstanding capital stock of CIM Precision Molds (HK) Ltd."

should read:

"In exchange for their collective ownership interest of 65% in CIM Technology, Mr. Lai and Mr. Woo contributed to CIM their total holding of 56.9% of the outstanding capital stock of CIM Precision Molds (HK) Ltd."

Eimo Oyj
Heikki Marttinen
President and CEO

Further information 10.30-11 a.m. and 1.30-3.00 p.m. (London time):
Elmar Paananen, Vice Chairman, Investor Relations, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com


DISTRIBUTION:
HEX Helsinki Exchange
Press

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger with Triple S Plastics, Inc., including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.
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This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.